UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-34271

Changyou.com Limited

(Exact name of registrant as specified in its charter)

Changyou Building, Raycom Creative Industrial Park

No. 65 Bajiao East Road, Shijingshan District

Beijing 100043, People’s Republic of China

Tel: +86-10-6192-0800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Ordinary Shares, par value US$0.01 per share

American Depositary Shares, each representing two Class A Ordinary Shares

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: two

Pursuant to the requirements of the Securities Exchange Act of 1934, Changyou.com Limited has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 27, 2020	CHANGYOU.COM LIMITED

	By:	/s/ Yaobin Wang
	Name:	Yaobin Wang
	Title:	Chief Financial Officer